Skadden, Arps, Slate, Meagher & Flom llp

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Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention: Daniel F. Duchovny, Special Counsel

RE:	QIWI plc
Schedule 14D-9 filed June 30, 2017
SEC File No. 005-87446
Dear Mr. Duchovny:
On behalf of QIWI PLC (“QIWI” or the “Company”), we are writing to respond to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter to Mr. Pranav Trivedi, dated July 11, 2017, with respect to the Company’s Solicitation or Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).
Set forth below are the responses to the Staff’s comment, which for the convenience of the Staff has been provided following the text of the comment in the Staff’s letter. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Schedule 14D-9.
Comment 1:	We note your references to discussions with your financial advisor. Provide the disclosure required under Item 5 of Schedule 14D-9 and corresponding Item 1009(a) of Regulation M-A.
Response:	The Company respectfully submits to the Staff that the Company believes no additional disclosure is required under Item 5 of Schedule 14D-9 and the corresponding Item 1009(a) of Regulation M-A.

Item 1009(a) of Regulation M-A requires that the Company "[i]dentify all persons and classes of persons that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction" and "[p]rovide a summary of all material terms of employment, retainer or other arrangement for compensation."
The financial advisor engaged by the Independent Committee, however, was not employed, retained, or compensated to make solicitations or recommendations in connection with the tender offer. In addition, the financial advisor made no recommendation to the Independent Committee in the course of its engagement in respect of the position the Independent Committee or Board of Directors of the Company should take pursuant to Rule 14e-2 of the Securities Exchange Act of 1934.
The Company further refers the Staff to Question 159.01 of the Staff’s Compliance & Disclosure Interpretations under Tender Offers and Schedules (the "Interpretations"). In the Interpretations, the Staff interpreted a financial advisor engaged by an issuer's independent committee for the exclusive purpose of providing financial advice to be a "person[] that [is] directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction" where (i) such financial advisor "provide[s] advice with respect to the tender or exchange offer" and (ii) where the financial advisor's "analyses or conclusions are discussed in the issuer's Schedule 14D-9."
The Company believes that the Interpretations are not applicable under these circumstances for the following reasons:
•	The financial advisor did not provide any oral or written opinion relating to the consideration offered in the offer and did not make solicitations or recommendations in connection with the offer; and
•	The Schedule 14D-9 does not discuss any analyses or conclusions of the financial advisor. Rather, the Schedule 14D-9 states that:
o	On June 22, 2017, the Independent Committee met with its financial advisor to discuss the offer;
o	On June 28, 2017, the Independent Committee met with its financial and legal advisors to discuss the offer and to assist the Independent Committee in its consideration of the offer; and
o	In making its decision, the QIWI board of directors consulted with QIWI’s senior management and its legal and financial advisors.
No further statements with respect to the financial advisor, or any analyses or conclusions, were made in the Schedule 14D-9.
*****

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7072 7026.  If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026.
Sincerely,

/s/ Pranav L. Trivedi

Pranav L. Trivedi
CC:      Brian V. Breheny